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December 29, 1999

Mr. Clifford Alexander
Acting Chairman and Chief Executive Officer
The Dun & Bradstreet Corporation
One Diamond Hill Road
Murray Hill, NJ 07974-1218

Dear Mr. Alexander:

Since initially converting its filing for its holdings of the Dun & Bradstreet Corporation to a Schedule 13D at the end of August, Harris Associates consistently has urged the Board of Directors to solicit offers for the Corporation. We continue to believe sale of Dun & Bradstreet would be the most productive and expeditious avenue to maximize shareholder value.

We recognize, however, that there are other paths to build shareholder value and that you and the Board have taken important steps toward that goal, most recently in announcing the intention to split the Company into two separate entities. In recognition of that progress, and in anticipation of further Board action to maximize shareholder value, we now believe it is most appropriate to return to our Schedule 13G filing status. As we believe you have acknowledged, the single most important remaining issue is permanent leadership for the new independent entities, particularly the Dun & Bradstreet operating company. Harris Associates believes there is an extremely limited number of potential CEO's who have the successful track record, knowledge of Dun and Bradstreet, dynamism, vision, and credibility with investors necessary to implement a speedy and successful turnaround.
We are convinced that all these criteria can be met only by someone not currently at the Corporation. We further believe that such an individual should be put into place as soon as possible and want to give you our fullest support toward attaining that objective.

We understand that our common goal is to maximize shareholder value at The Dun & Bradstreet Corporation, and look forward to further communication with you and the Board regarding issues of importance to shareholders.

Sincerely,

Harris Associates L.P.
by:

/s/ William Nygren
William Nygren
Partner & Oakmark Select Fund Manager

/s/Robert Levy
Robert Levy
President & Chief Executive Officer

/s/Robert Sanborn
Robert Sanborn
Partner & Oakmark Fund Manager

/s/Henry Berghoef
Henry Berghoef
Partner & Equity Analyst